Filed by McDATA Corporation Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: McDATA Corporation

Commission File No.: 000-31257

ON AUGUST 8, 2006, JOHN KELLEY, PRESIDENT, CHAIRMAN AND CHIEF EXECUTIVE OFFICER OF McDATA CORPORATION, A DELAWARE CORPORATION (“McDATA”), DISTRIBUTED THE FOLLOWING EMAIL COMMUNICATION TO McDATA’s EMPLOYEES:

Brocade to Acquire McDATA Corporation

For Internal Distribution Only

McDATA Team Members,

Early this morning, Brocade and McDATA jointly announced that we have entered into a definitive agreement under which Brocade will acquire McDATA in an all stock transaction. Our Board of Directors and the Brocade Board of Directors have both unanimously approved this deal. Under the terms of the agreement, McDATA class A and class B stockholders will receive 0.75 of a share of Brocade common stock for each McDATA share they own. Attached is a copy of the joint release.

This combination is a win for our customers and our investors. For our customers, it provides the investment protection and a clear path for future technology advancements. For our stockholders, it presents an attractive premium and ability to participate in the combined company’s future value creation. Additionally, this will provide Team Members with personal and professional growth opportunities as the newly combined Brocade charges forward to lead the data center infrastructure and management industry.

Now that the deal has been announced, we will enter the approval phase. Currently, the acquisition is expected to close as soon as Brocade’s 1st fiscal quarter of 2007, subject to obtaining approval from both Brocade and McDATA stockholders and regulatory approvals.

Note that until the transaction formally closes, we will need to operate as separate, independent companies. There will be NO immediate changes to our business and we must continue to compete and win in the market like we always have. We need to maintain our focus on providing customers with exceptional products, services and support. We must also continue to grow revenue and sustain our operations.

We are having an all-team conference call today (Aug. 8) at noon MDT where we will discuss the announcement in more detail as well as outline the legal process and ramifications associated with this type of transaction (call-in details will be sent this morning). Also, Tom McGimpsey will be sending out an email providing you with some legal guidelines -- it’s important that you take the time to review those guidelines.

I am sure that many of you have questions. You have my commitment that we will get you information when we can. If you have questions, I encourage you to submit them through the Speaker Box. We’ll publish answers when we can and we will make information available when possible. We just ask that you be patient and know that we may not be able to address all questions and concerns right away.

It’s my belief that Brocade and McDATA coming together will accelerate innovation and the delivery of a diverse set of compelling and cost-effective solutions to customers, while preserving investment protection, simplifying administration and management, and delivering greater interoperability.

Regards,

John

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McDATA plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McDATA, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McDATA through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McDATA by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.

Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.

McDATA and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McDATA in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McDATA’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McDATA by contacting McDATA at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.